Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format

Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format

Index

Individual Statements of Comprehensive Income
Individual Statements of Financial Position
Individual Statements of Changes in Equity
Individual Statements of Cash Flows
Notes to the Condensed Individual Interim Financial Statements
Additional information
Review Report of the Condensed Individual Interim Financial Statements
Report of the Supervisory Committee

$	= Argentine Peso
US$	= US Dollar
EUR	= Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports
Condensed Individual Interim Financial Statements For the six-month period of the Fiscal Year N° 25 commenced January 1, 2022
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación America S.A.
Legal address:	Honduras 5673 – Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed	Paid-in

	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the six and three month periods ended at

June 20, 2022 and 2021

		Three months at		Six months at
		06.30.2022	06.30.2021	06.30.2022	06.30.2021

	Note	$
Continuous Operations
Revenue	3	19,469,713,543	9,327,166,511	37,057,660,067	19,590,742,958
Construction income (IFRIC 12)	5	3,084,593,586	731,431,779	4,550,517,966	4,573,353,716
Cost of service	10	(12,533,000,121)	(9,501,710,114)	(23,634,129,697)	(18,250,019,680)
Construction costs (IFRIC 12)		(3,078,148,661)	(727,213,028)	(4,539,223,655)	(4,565,145,632)
Gross Profit for the period		6,943,158,347	(170,324,852)	13,434,824,681	1,348,931,362
Distribution and selling expenses	10	(98,128,640)	(779,094,651)	(1,101,597,146)	(1,259,875,249)
Administrative expenses	10	(869,489,895)	(506,056,037)	(1,471,467,022)	(1,029,924,458)
Other income and expenses, net	3	459,768,356	232,243,595	850,608,699	(879,859,900)
Operating profit for the period		6,435,308,168	(1,223,231,945)	11,712,369,212	(1,820,728,245)

Finance Income	3	2,028,830,691	362,571,832	2,287,459,794	923,119,627
Finance Costs	3	1,115,065,935	3,753,267,052	1,925,542,629	3,507,320,740
Result from exposure to changes in the purchasing power of the currency		498,446,519	180,570,556	2,117,644,567	(585,058,960)
Result of investments accounted for using the equity method	4	5,678,958	(485,538)	11,895,341	17,839,521
Income before Income Tax		10,083,330,271	3,072,691,957	18,054,911,543	2,042,492,683
Income Tax	3	2,447,430,606	(3,909,110,049)	2,056,085,992	(4,404,034,056)
Income for the period for continuous operations		12,530,760,877	(836,418,092)	20,110,997,535	(2,361,541,373)
Net Income for the period		12,530,760,877	(836,418,092)	20,110,997,535	(2,361,541,373)
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		12,530,760,877	(836,418,092)	20,110,997,535	(2,361,541,373)

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		48.4717	(3.6299)	77.7936	(9.9880)

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At June 30, 2022 and December 31, 2021

		06.30.2022	12.31.2021

	Note	$
Assets
Non current Assets
Investments accounted for by the equity method	4	248,721,383	236,826,042
Intangible Assets	5	184,119,205,754	184,881,973,073
Rights of use		563,437,777	774,726,944
Other receivables	3	7,106,862,898	8,304,885,767
Total Non- Current Assets		192,038,227,812	194,198,411,826

Current Assets
Other receivables	3	1,763,673,233	2,435,728,579
Trade receivables, net	3	6,070,944,059	5,672,927,919
Investments	3	6,638,724,850	1,831,821,546
Cash and cash equivalents	3	19,855,313,963	22,135,238,853
Total Current Assets		34,328,656,105	32,075,716,897
Total Assets		226,366,883,917	226,274,128,723

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		-	910,978,514
Share Premium		137,280,595	137,280,595
Adjustment of capital		13,843,007,838	34,547,453,786
Legal and facultative reserve		70,283,024,902	71,221,437,897
Retained earnings		4,608,342,132	(15,502,655,403)
Total Shareholder’s’ Equity		89,130,172,766	91,573,012,688

Liabilities
Non- Current Liabilities
Provisions and other charges	9	6,792,212,129	3,612,490,870
Financial debts	6	80,793,100,849	70,546,313,745
Deferred income tax liabilities		14,638,714,782	16,694,800,773
Lease liabilities		103,962,013	284,581,868
Accounts payable and others	3	244,183,135	1,064,108,942
Fee payable to the Argentine National Government	7	1,448,478,255	3,377,408,817
Total Non- Current Liabilities		104,020,651,163	95,579,705,015
Current Liabilities
Provisions and other charges	9	8,927,650,494	4,406,692,831
Financial debts	6	12,375,072,355	16,503,673,210
Lease liabilities		328,523,910	366,677,635
Accounts payable and others	3	8,548,035,268	11,457,268,047
Fee payable to the Argentine National Government	7	3,036,777,961	6,387,099,297
Total Current Liabilities		33,216,059,988	39,121,411,020
Total Liabilities		137,236,711,151	134,701,116,035
Total Shareholders’ Equity and Liabilities		226,366,883,917	226,274,128,723

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At June 30, 2022 and 2021

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other reserves	Retained Earnings	Total

	$
Balance at 01.01.22	258,517,299	910,978,514	137,280,595	34,547,453,786	2,399,271,699	68,482,545,284	339,620,914	(15,502,655,403)	91,573,012,688
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 14)	-	(910,978,514)	-	(20,704,445,948)	-	(942,269,529)	-	-	(22,557,693,991)
Compensation plan	-	-	-	-	-	-	3,856,534	-	3,856,534
Net Income for the period	-	-	-	-	-	-	-	20,110,997,535	20,110,997,535
Balance at 06.30.2022	258,517,299	-	137,280,595	13,843,007,838	2,399,271,699	67,540,275,755	343,477,448	4,608,342,132	89,130,172,766

Balance at 01.01.21	258,517,299	910,978,514	137,280,595	34,556,298,629	2,399,863,572	68,499,439,172	310,994,969	(15,503,012,661)	91,570,360,089
Net Income for the period	-	-	-	-	-	-	-	(2,361,541,373)	(2,361,541,373)
Balance at 06.30.2021	258,517,299	910,978,514	137,280,595	34,556,298,629	2,399,863,572	68,499,439,172	310,994,969	(17,864,554,034)	89,208,818,716

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statement of Cash Flows

At June 30, 2022 and 2021

		06.30.2022	06.30.2021

	Note	$
Cash Flows from operating activities
Net Income for the period		20,110,997,535	(2,361,541,373)
Adjustments for:
Income tax	3	(2,056,085,992)	4,404,034,056
Amortization of intangible assets	5 / 10	5,313,285,285	4,834,018,728
Depreciation right of use	10	211,289,163	211,341,285
Bad debts provision	8 / 10	(1,056,237,603)	148,685,844
Specific allocation of accrued and unpaid income	7	1,008,908,403	3,120,929,739
Income of investments accounted for by the equity method	4	(11,895,341)	(17,839,521)
Compensation plan		3,856,534	-
Paid financial debts interests costs	6	3,964,043,876	4,495,887,268
Accrued deferred revenues and additional considerations	9	(617,541,054)	(462,656,828)
Accrued exchange differences		(5,234,327,290)	(7,597,603,572)
Provision for litigation	9	57,040,373	1,117,866,644
Adjustment effect for inflation		(7,895,804,673)	(2,800,152,895)
Changes in operating assets and liabilities:
Changes in trade receivables		(4,345,047,198)	(263,778,169)
Changes in other receivables		(586,936,526)	2,088,381,942
Changes in accounts payable and others		134,988,171	(1,703,828,153)
Changes in provisions and other charges		83,495,142	1,493,347,854
Changes in fee payable to the Argentine National Government		(1,133,178,171)	-
Payment to the National Government	9/14	(12,266,924,550)	-
Increase of intangible assets		(4,550,517,966)	(4,571,568,783)
Net Cash (applied to) / generated by operating activities		(8,866,591,882)	2,135,524,066

Cash flow from investment activities
Acquisition of investments		(12,457,923,905)	-
Collection of other current investments		7,092,555,116	367,210,641
Net Cash (applied to) / generated by investment activities		(5,365,368,789)	367,210,641

Cash Flow from financing activities
New financial debts	6	27,838,880,775	3,988,754,674
Payment of leases		(183,856,595)	(255,180,592)
Financial debts paid- principal	6	(11,756,109,958)	(6,777,390,830)
Financial debts paid- interests	6	(4,245,135,403)	(3,498,804,317)
Net Cash generated / (applied to) by financing activities		11,653,778,819	(6,542,621,065)

Net decrease in cash and cash equivalents		(2,578,181,852)	(4,039,886,358)

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		22,135,238,853	10,493,521,989
Net decrease in cash and cash equivalents		(2,578,181,852)	(4,039,886,358)
Effect of inflation generated by cash and cash equivalents		2,278,142,917	771,666,150
Foreign Exchange differences generated by cash and cash equivalents		(1,979,885,955)	(581,145,861)
Cash and cash equivalents at the end of the period		19,855,313,963	6,644,155,920
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	-	1,784,934
Dividends on preferred shares	14	-	220,531,719

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments: (i) programming of funds for works and rescue of preferred shares U$S406.5 million and (ii) regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

The current note to the Condensed Individual Interim Financial Statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the individual accounting statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES

The Condensed Individual Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on August 10, 2022.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Individual Interim Financial Statements of AA2000 for the six-month period ended June 30, 2022 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the company's consolidated condensed Interim Financial Statements at June 30, 2022 (the “Condensed Consolidated Interim Financial Statements”) and the annual consolidated financial statements as of December 31, 2021 (the “Annual Consolidated Financial Statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Condensed Individual Interim Financial Statements of AA2000 as of June 30, 2021 and the Individual Financial Statements as of December 31, 2021, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of June 30, 2022, depending on the application of IAS 19 (see Note 2.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At June 30, 2022 AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 06.30.22	Net Shareholders ‘equity at closing	Income for the period

			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	247,118,550	248,853,303	14,254,496
Cargo & Logistics S.A.	1,614,687	98.63%	1,531,495	1,552,768	(2,307,335)
Paoletti America S.A.	6,000	50.00%	15,526	31,052	(5,594)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A. (4)	123,700	1.45%	55,812	3,822,731	(46,226)

(1)       Companies based in the Argentine Republic.
(2)       Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)       The Net Shareholders Equity includes 4,000,000 of preferred shares of AR $1 par value.
(4)       Owner of 98.42% of the capital stock and votes in a direct and indirect way.

3) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Individual Separate Financial Statements as of December 31, 2021.

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures

There were no additional changes in the Group's accounting policies based on the effective application standard issued by the IASB as of January 1, 2022.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2021.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the six month period ended June 30, 2022 was 1.3603; also, the inter annual coefficient for the period ended June 30, 2022 was 1.6383.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Individual Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, right of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to June 30, 2022 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2022. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2022, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2022, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax result for the six-month period ended June 30, 2022 was $2,056 million, corresponding only to the deferred tax loss.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $22,467 million, because as of June 30, 2022, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2022 will exceed 100%.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to fiscal year 2021, allocating the computable tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment (Contd.)

Likewise, the company made a presentation before the Federal Administration of Public Revenues (AFIP), under the protection of fiscal secrecy provided in the procedural law, in order to preserve its rights within a framework of transparency in its actions.

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before AFIP are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the applied criterion.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION

		06.30.2022	12.31.2021

	Note	$
Other non-current receivables
Trust for Strengthening	7	7,106,862,898	8,304,885,767
		7,106,862,898	8,304,885,767

Other current receivables
Expenses to be recovered		153,930,578	214,463,413
Guarantees granted	12	1,254,587	1,706,601
Related parties	7	137,613,762	21,568,574
Tax credits		1,343,290,055	1,991,542,210
Prepaid Insurance		98,504,355	159,688,158
Other		29,079,896	46,759,623
		1,763,673,233	2,435,728,579
Trade receivables, net
Trade receivables		7,269,040,744	11,582,648,439
Related parties	7	330,207,155	269,317,386
Checks - postdated checks		137,583,797	118,629,168
Provision for bad debts	8	(1,665,887,637)	(6,297,667,074)
		6,070,944,059	5,672,927,919
Investments
Investments funds		6,638,724,850	362,845,326
Bonds		-	1,468,976,220
		6,638,724,850	1,831,821,546
Cash and cash equivalents
Cash and funds in custody		24,940,836	16,457,036
Banks		16,593,880,399	19,845,778,667
Checks not yet deposited		41,038,406	32,317,708
Time deposits and others		3,195,454,322	2,240,685,442
		19,855,313,963	22,135,238,853

(*) As of June 30, 2022 and December 31, 2021, includes balances in bank accounts specifically assigned for the cancellation of Series 2021 and Class IV corporate bonds for $599,499,180 and $299,599,862, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION (Contd.)

		06.30.2022	12.31.2021

	Note	$
Accounts payable and other non-current
Suppliers		175,462,779	877,149,846
Other fiscal liabilities		68,720,356	186,959,096
		244,183,135	1,064,108,942
Accounts payable and other current
Obligations payable		16,890,247	31,888,391
Suppliers		3,714,135,718	6,478,741,892
Foreign suppliers		1,303,892,170	1,153,909,413
Related Parties	7	59,953,527	301,955,423
Salaries and social security liabilities		2,838,514,074	3,115,987,131
Other fiscal liabilities		614,649,532	374,785,797
		8,548,035,268	11,457,268,047

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Six months at
	06.30.2022	06.30.2021	06.30.2022	06.30.2021

	$
Revenues
Aeronautical revenues	9,989,100,249	2,255,123,288	18,300,885,380	5,483,011,754
Non-aeronautical revenues	9,480,613,294	7,072,043,223	18,756,774,687	14,107,731,204
	19,469,713,543	9,327,166,511	37,057,660,067	19,590,742,958

As of June 30, 2022 and 2021, "over the time" income from contracts with customers for the six month periods was $29,925,474,012 and $16,984,314,402, respectively.

Other net incomes and expenses
Trust for Strengthening	480,740,070	230,468,993	916,231,691	484,785,328
Other	(20,971,714)	1,774,602	(65,622,992)	(1,364,645,228)
	459,768,356	232,243,595	850,608,699	(879,859,900)
Finance Income
Interest	1,655,880,960	900,284,548	2,811,476,739	1,766,159,529
Foreign Exchange differences	372,949,731	(537,712,716)	(524,016,945)	(843,039,902)
	2,028,830,691	362,571,832	2,287,459,794	923,119,627
Finance Expenses
Interest	(4,344,873,175)	(2,832,123,346)	(9,236,516,782)	(5,584,843,197)
Foreign Exchange differences	5,459,939,110	6,585,390,398	11,162,059,411	9,092,163,937
	1,115,065,935	3,753,267,052	1,925,542,629	3,507,320,740
	3,143,896,626	4,115,838,884	4,213,002,423	4,430,440,367
Income Tax
Deferred	2,447,430,606	(3,909,110,049)	2,056,085,992	(4,404,034,056)
	2,447,430,606	(3,909,110,049)	2,056,085,992	(4,404,034,056)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2022	2021

	$
Balance at January 1	236,826,042	188,635,866
Income from investments accounted for by the equity method	11,895,341	17,839,521
Balance at June 30	248,721,383	206,475,387

NOTE 5 – INTANGIBLE ASSETS

		2022	2021

	Note	$
Original values
Balance at January 1		289,040,072,237	281,633,841,916
Acquisitions of the period		4,550,517,966	4,573,353,716
Balance at June 30		293,590,590,203	286,207,195,632
Accumulated Amortization:
Balance at January 1		(104,158,099,164)	(94,322,470,545)
Amortization of the period	10	(5,313,285,285)	(4,834,018,728)
Balance at June 30		(109,471,384,449)	(99,156,489,273)
Net balance at June 30		184,119,205,754	187,050,706,359

NOTE 6 – FINANCIAL DEBTS

Breakdown of financial debts

	06.30.2022	12.31.2021

	$
Non-current
Bank borrowings	3,682,509,849	7,629,181,122
Negotiable Obligations	78,376,983,934	64,752,214,080
Cost of issuance of debts	(1,266,392,934)	(1,835,081,457)
Total Non- Current	80,793,100,849	70,546,313,745
Current
Bank borrowings	5,198,188,207	7,883,266,213
Negotiable Obligations	7,405,088,310	8,926,097,858
Cost of issuance of debts	(228,204,162)	(305,690,861)
Total Current	12,375,072,355	16,503,673,210
Total	93,168,173,204	87,049,986,955

As of June 30, 2022 and December 31, 2021, the fair value of the financial debt amounts to $95,143,772,735 and $88,643,188,667, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Breakdown of financial debts:

	2022	2021

	$
Balance at January 1	87,049,986,955	91,254,368,637
New financial debts	27,838,880,775	3,990,539,608
Financial debts paid	(16,001,245,361)	(10,276,195,147)
Accrued interest	3,964,043,876	4,495,887,268
Foreign Exchange differences	(10,300,936,026)	(8,234,924,192)
Inflation adjustment	617,442,985	(761,077,892)
Net Balance at June 30	93,168,173,204	80,468,598,282

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations. The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306,000,066 in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 2 Negotiable Obligations

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40,000,000 to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

During the second semester of 2022, the Company acquired Class 2 Negotiable Obligations in the secondary market for a nominal value of US$2,000,000.

Class 3 Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30,490,862 maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class 5 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$137,989,000 to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5%. annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class 5 negotiable obligations will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class 6 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$35,989,054 to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loan (Contd.)

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A.U., Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US$26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loan (Contd.)

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A.U., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333.- whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks. The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

On August 19, 2021, the Company obtained three loans for the total amount of $ 920,611,111 with Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan maturing in August 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% annual nominal and will be canceled by a single installment on August 19, 2022.

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments. The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid annually and through a single installment on May 19, 2022 and on June 1, 2022.

On August 19, 2021 and September 1, 2021, the Company obtained 2 loans for the sum of $ 189,583,333 and $ 190,555,556 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan maturing in August and September 2021. They accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo operations for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on August 19, 2022 and September 1 2022, respectively.

On September 20, 2021, the Company prepaid for a total of $1,468,000,000, 100% of the loans disbursed on August 19, 2020, and 93% of the loans disbursed in November 2021.

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank N.A., on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A.U., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A., on the other was implemented for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58,000,000.

Likewise, it was agreed to defer bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total of $3,606,813,216.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The disbursed capital will be paid in 8 equal and consecutive quarterly installments, with the payment of the first installment corresponding to February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A.U.., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled. Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746,929,248, while ICBC additionally disbursed US$10,000,000.

On December 1, 2021, Citibank disbursed $196,583,333 under the syndicated loan in order to pay the December amortization installment of the offshore loan.

On February 22, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $803,883,333, while the Industrial and Commercial Bank of China (Argentina) S.A.U. disbursed US$3,888,889.

The disbursements were used to cancel the entire February amortization installment corresponding to the onshore loan and the offshore loan.

On March 2, 2022, Citibank disbursed $206,980,556 under the syndicated loan in order to pay the March amortization installment of the offshore loan.

On April 13, 2022, the Company prepaid for a total of $3,904,540,500, 79% of the loans denominated in $ disbursed to date under the syndicated loan.

On May 24, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Argentina S.A. disbursed a total of $893,472,222, while the Industrial and Commercial Bank of China (Argentina) S.A.U. disbursed US$3,888,889.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

The disbursements were used to pay off the entire May amortization installment corresponding to the onshore loan and the offshore loan.

On June 1, 2022, Citibank disbursed $234,208,334 under the syndicated loan in order to pay the June amortization installment of the offshore loan.

Macro Bank Loan

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A.

City Bank Loan

On November 1, 2021, the Company signed a loan agreement for US$5,000,000, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

Eurobank loan

On March 17, 2022, the Company signed with Eurobanco Bank Ltd a contract to disburse up to US$1,500,000.

On March 23, 2022, US$ 1,100,000 were disbursed. The loan has a term of 24 months, will accrue a nominal annual rate of 8.00% the first year and 9% the second year, and its principal will be amortized 100% at maturity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Banco Macro S.A. Funds Provision Commitment Agreement

On March 25, 2022, the Company has entered into a commitment agreement for the provision of funds for the sum of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied for the purposes set forth in the minutes signed with the Agency. Regulator of the National Airport System dated September 2, 2021, approved by Resolution 60/21 of said body.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at June 30, 2022 and December 31, 2021 are as follows:

		06.30.2022	12.31.2021

	Note	$
Trade receivables
Servicios y Tecnología Aeroportuarios S.A.		18,867,291	24,522,254
Other related companies		311,339,864	244,795,132
		330,207,155	269,317,386
Other receivables
Cargo & Logistics S.A.		795,282	1,081,813
Other related companies		136,818,480	20,486,761
		137,613,762	21,568,574
Accounts payable and other
Servicios y Tecnología Aeroportuarios S.A.		25,162,614	29,220,640
Other related companies		34,790,913	272,734,783
		59,953,527	301,955,423
Provisions and other charges
Shareholders-Dividends	9	279,504,684	311,865,221
Shareholders-Debt to the National Government	9/14	9,647,388,424	-
		9,926,893,108	311,865,221

During the six months periods ended June 30, 2022 and 2021 Company has charged to the cost $332,327,423 and $398,595,435 respectively with Proden SA for rental and maintenance of offices.

During the six-month periods ended June 30, 2022 and 2021, the Company has charged to cost $477,786,512 and $63,046,873, respectively, with Texelrío S.A. for airport maintenance.

During the six-month period ended June 30, 2022, the Company has charged $227,487,554 to cost with Grass Master S.A.U. for airport maintenance.

During the six-month period ended June 30, 2022, the Company has allocated $85,697,816 to the cost with Tratamientos Integrales América S.A.U. for airport maintenance.

During the six-month periods ended June 30, 2022 and 2021 the Company has charged at cost $66,396,453 and $85,505,214, respectively with Servicios Integrales América for out sourcing of systems and technology.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the six-month period ended June 30, 2021, the Company has charged with Helport S.A. to intangible assets $11,035,592 and $19,932,196 at cost.

At June 30, 2022 and December 31, 2021 the Company owed the Argentine National Government $4,485,256,216 and $9,764,508,114 respectively, corresponding to the specific allocation of revenues (see Note 10) and has recorded a receivable for $7,106,862,898 and $8,304,885,767, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000. Additionally, as of June 30, 2022, the National Government is owed $9,647,388,424, as debt for the redemption of preferred shares, see Note 14.

Furthermore, short-term compensation to key management was $90,846,880 and $93,221,338 for the six-month periods ended at June 30, 2022 and 2021 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 96.1817% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2022	2021

	$
Initial balance at January 1	6,297,667,074	7,143,306,300
Increases (*)	(2,548,512,254)	820,303,308
Usage	(365,997,192)	(1,501,463)
Inflation adjustment	(1,717,269,991)	(1,523,119,865)
Final Balance at June 30	1,665,887,637	6,438,988,280

(*) As of June 30, 2022 and 2021 includes recoveries as of $1,056,237,603 and charges as of $148,685,844 respectively in Distribution and Commercialization Expenses (Note 10) and ($1,492,274,651) and $671,617,464 respectively, in Exchange Difference (Note 3).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

		At January 1 2022	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At June 30, 2022	Total Non Current	Total current

	Note	$							$
Litigations		960,265,603	57,040,373	(74,423,665)	(259,811,704)	-	122,353,020	805,423,627	333,372,100	472,051,527
Deferred Income		2,460,500,566	185,622,910	-	(275,006,506)	(560,393,511)	104,043,610	1,914,767,069	573,568,522	1,341,198,547
Trust for works		2,963,097,145	662,027,979	(1,392,101,170)	(798,723,932)	419,970,360	-	1,854,270,382	720,671,678	1,133,598,704
Guarantees Received		213,230,490	60,867,443	(30,255,371)	(66,991,422)	-	24,426,732	201,277,872	-	201,277,872
Upfront fees from Concessionaires		341,824,901	44,422,275	-	-	(57,147,543)	-	329,099,633	258,027,603	71,072,030
Dividends to be paid	7	311,865,221	-	-	(88,493,426)	-	56,132,889	279,504,684	-	279,504,684
Debt with National Government	7/14	-	22,557,693,991	(12,266,924,550)	(4,596,484,222)	3,953,103,205	-	9,647,388,424	4,577,388,424	5,070,000,000
Others		768,399,775	26,361,855	(44,964,909)	(220,170,715)	18,046,142	140,458,784	688,130,932	329,183,802	358,947,130
Total of provisions and other liabilities		8,019,183,701	23,594,036,826	(13,808,669,665)	(6,305,681,927)	3,773,578,653	447,415,035	15,719,862,623	6,792,212,129	8,927,650,494

		At January 1 2021	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At June 30, 2021	Total Non Current	Total current

	Note	$							$
Litigations		156,715,666	1,117,866,644	(3,238,132)	(139,157,846)	(1,441,497)	-	1,130,744,835	649,955,290	480,789,545
Related Parties		875,411	-	-	(177,069)	-	-	698,342	-	698,342
Deferred Income		2,141,096,130	671,120,370	-	(138,880,849)	(404,765,198)	50,767,379	2,319,337,832	957,799,603	1,361,538,229
Trust for works		2,413,503,361	336,490,953	-	(533,833,417)	232,932,762	-	2,449,093,659	501,630,028	1,947,463,631
Guarantees Received		260,856,647	29,605,790	(36,341,617)	(33,857,969)	-	11,520,617	231,783,468	-	231,783,468
Upfront fees from Concessionaires		368,702,553	3,768,292	-	-	(57,891,630)	-	314,579,215	216,182,306	98,396,909
Dividends to be paid		385,728,939	-	-	(83,247,298)	-	47,534,583	350,016,224	-	350,016,224
Others		-	260,450,933	-	(25,715,066)	-	9,720,887	244,456,754	-	244,456,754
Total of provisions and other liabilities		5,727,478,707	2,419,302,982	(39,579,749)	(954,869,514)	(231,165,563)	119,543,466	7,040,710,329	2,325,567,227	4,715,143,102

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

Item	$
Six month period ended at 06.30.2022
Specific allocation of revenues	5,497,390,144	-	-	5,497,390,144
Airport services and maintenance	4,494,581,970	-	19,398,644	4,513,980,614
Amortization of intangible assets	5,277,855,259	1,093,714	34,336,312	5,313,285,285
Salaries and social security contributions	6,388,961,630	53,656,342	773,333,476	7,215,951,448
Fees for services	40,368,590	-	170,150,437	210,519,027
Public utilities and contributions	939,272,704	136,503	7,422,839	946,832,046
Taxes	221,056,671	2,063,613,504	346,065,762	2,630,735,937
Office expenses	498,008,506	2,912,623	87,985,522	588,906,651
Insurance	65,345,060	-	8,744,597	74,089,657
Advertising expenses	-	36,422,063	-	36,422,063
Bad debt charges	-	(1,056,237,603)	-	(1,056,237,603)
Board of Directors and Supervisory Committee fees	-	-	24,029,433	24,029,433
Depreciation right of use	211,289,163	-	-	211,289,163
Total at 06.30.2022	23,634,129,697	1,101,597,146	1,471,467,022	26,207,193,865

Six month period ended at 06.30.2021
Specific allocation of revenues	2,908,711,967	-	-	2,908,711,967
Airport services and maintenance	3,937,890,148	-	1,338,801	3,939,228,949
Amortization of intangible assets	4,786,155,476	1,260,547	46,602,705	4,834,018,728
Salaries and social security contributions	5,021,497,419	35,714,154	495,413,836	5,552,625,409
Fees for services	30,340,187	-	179,870,352	210,210,539
Public utilities and contributions	744,043,639	80,693	1,837,916	745,962,248
Taxes	208,372,537	1,066,791,635	212,669,104	1,487,833,276
Office expenses	319,214,320	370,018	56,885,934	376,470,272
Insurance	82,452,702	-	3,522,604	85,975,306
Advertising expenses	-	6,972,358	-	6,972,358
Bad debt charges	-	148,685,844	-	148,685,844
Board of Directors and Supervisory Committee fees	-	-	31,783,206	31,783,206
Depreciation right of use	211,341,285	-	-	211,341,285
Total at 06.30.2021	18,250,019,680	1,259,875,249	1,029,924,458	20,539,819,387

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 11 – FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2022		Foreign exchange rates	Amount in local currency at 06.30.2022	Amount in local currency at 12.31.2021
				$
Assets
Current Assets
Net trade receivables	US$	23,838,834	125.0300	2,980,569,429	3,009,983,311
Cash and cash equivalents	US$	130,810,343	125.0300	16,355,217,192	19,699,492,099
Total current assets				19,335,786,621	22,709,475,410
Total assets				19,335,786,621	22,709,475,410

Liabilities
Current Liabilities
Provisions and other charges	US$	7,060,859	125.2300	884,231,331	901,720,148
Financial debts	US$	104,687,149	125.2300	13,109,971,650	17,446,319,397
Lease liabilities	US$	2,623,364	125.2300	328,523,910	366,677,635
Commercial accounts payable and others	US$	9,211,570	125.2300	1,153,564,941	2,400,493,538
	EUR	8,797,672	131.4038	1,156,047,547	912,928,125
Total current liabilities				16,632,339,379	22,028,138,843

Non-Current Liabilities
Provisions and other charges	US$	5,290,712	125.2300	662,555,902	872,529,662
Financial debts	US$	643,025,019	125.2300	80,526,023,191	67,120,136,746
Lease liabilities	US$	830,169	125.2300	103,962,013	284,581,868
Commercial accounts payable and others	US$	1,401,124	125.2300	175,462,779	211,318,514
	EUR	-	131.4038	-	754,320,466
Total non- current liabilities				81,468,003,885	69,242,887,256
Total liabilities				98,100,343,264	91,271,026,099
Net liability position				78,764,556,643	68,561,550,689

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at June 30, 2022 and December 31, 2021 include $1,254,587 and $1,706,601 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of June 30, 2022 and December 31, 2021, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $599,499,180 and $299,599,862, respectively.

NOTE 13 - CAPITAL STOCK

At June 30, 2022 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction is in the process of being registered in the Public Registry.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

On February 25, 2022, the AA2000 board resolved:

(i) redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506,174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to $330,123,490; plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date $389,421,266. Consequently, the total value of the redemption will amount to $17,225,719,240;

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 14 - DIVIDENDS BY PREFERRED SHARES (Contd.)

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

(a) Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.

(b) Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.

(c) Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.

(d) Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 20, 2021 AND APRIL 28, 2022

The ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of 7,589,111,384, said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

Finally, in the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	06.30.2022	06.30.2021
Income for the period, net accrued dividends	20,110,997,535	(2,582,073,092)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	77,7936	(9,9880)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2021.

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures aimed at reducing the spread of the virus. In March 2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people and the temporary suspension of long-distance flights and buses, along with preventive and mandatory social isolation, among other measures.

As of October 2020, the Argentine National State began to gradually relax some of these measures and domestic and international flights were resumed. However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, in March 2021 the ANAC ordered the suspension or reduction of flight frequencies arriving to or from high-risk countries. Likewise, in the face of a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, starting in April 2021, including a cap on the arrival of international passengers. This limit was gradually expanded in the following months until these restrictions were finally eliminated in October 2021. Additionally, as of October 1, the entry of non-residents from neighboring countries was admitted, and as of November 1, 2021, the restrictions for non-resident passengers with complete vaccination schedule were eliminated.

The lifting of restrictions on entering the country together with the opening of borders to non-resident foreigners has generated since the end of 2021 a sustained reactivation of international and domestic travel for tourism, visits to family and friends, and corporate travel. We expect that in the remainder of 2022, this recovery trend will continue on a consolidation path, resulting in a higher level of passengers and generating a positive effect on the results of operations.

While there have been significant short-term negative effects, they have not been reported.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 19 - ASSIGNMENT OF CREDIT TO TRUSTS FOR THE STRENGTHENING OF THE NAS

On February 2, 2021, the company Aerolineas Argentina S.A (ARSA) sent the Company a Reversal Letter containing a proposal for acknowledgment of debt for the amounts owed until March 31, 2020 ($120,586,290 and U$S36,542,036). In said document, ARSA proposes a payment plan in 72 equal and consecutive monthly installments payable as of January 5, 2023. Likewise, ARSA accepts said sums to be transferred to the NAS Strengthening Trust.

By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Article 15 of the Trust Agreement for the Strengthening of the National Airport System signed on December 29, 2009, requests the ORSNA, prior intervention of the Ministry of Transportation, authorization for the assignment of the sums mentioned in the first paragraph to the NAS Strengthening Trust.

By note ORSNA NO-2022-60316219-APN-ORSNA#MTR dated June 14, 2022, they inform us that the proposal made by the Company was duly analyzed by ORSNA, with the intervention of the Ministry of Transport, through Providence PV2022-32673749-APN-MTR, in accordance with the provisions of article 15 of the Trust Agreement for the Strengthening of the National Airport System.

Consequently, the Company is authorized to cancel the obligations corresponding to the months of November 2020 to October 2021 (the latter partially) through the assignment of credits to the Trust, applying the rate established in article 14 of the Trust Agreement for the Strengthening of the National Airport System on the obligations due as of February 4, 2021 and as of that date, the same rate as that agreed on the debt recognized by Aerolineas Argentinas S.A.

On June 21, 2022, the Company sent to the Banco de la Nacion Argentina - General Sub Management of Finance Trust Banking, the note “Assignment Acknowledgment of Debt Aerolineas Argentinas S.A. dated 02-02-21” and dated June 27, 2022, Aerolineas Argentinas S.A. was notified by public deed N027084404. the “Debt Acknowledgment Assignment Aerolineas Argentinas S.A. dated 02-02-21” to the Banco de la Nación Argentina.

NOTE 20 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On July 8, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$20,000,000 to be integrated and payable in pesos, maturing on July 8, 2025, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

On July 14, 2022, the Company prepaid for a total of $2,180,516,527, 100% of the loans denominated in Pesos under the syndicated loan.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2022 presented in comparative format (Contd.)

NOTE 20 - EVENTS SUBSEQUENT TO THE END OF THE YEAR (Contd.)

On July 25, 2022, it signed a loan agreement with the Industrial and Commercial Bank of China, Dubai Branch for US$10,000,000. whose disbursement date was agreed for July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the disbursement date.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the fees for the use of international and regional air stations and the rights to compensation of the concession.

On July 29, 2022, the Company canceled the loan held with Eurobank for US$1,100,000.

Within the framework of the Global Program for the Issuance of Simple Negotiable Obligations (not convertible into shares), on August 08, 2022 the company's Board of Directors approved the issuance of new negotiable obligations for up to US$ 60,000,000 as detailed below:

- Simple Negotiable Obligations (not convertible into shares) Class 8 for a nominal value of up to the equivalent in Pesos of US$10,000,000 (ten million United States Dollars), expandable for up to the equivalent in Pesos of US$30,000,000 (Thirty million United States Dollars) to be integrated and payable in pesos, maturing 18 months from its issue date and will accrue a variable interest rate, which will be the sum of the BADLAR Reference Rate of private banks plus the cut-off margin to be tendered; and

- Simple Negotiable Obligations (not convertible into shares) Class 9 for a face value of up to US$10,000,000 (US Dollars ten million, expandable up to US$30,000,000 (US Dollars thirty million), denominated in US Dollars, to be paid in Pesos at the Initial Exchange Rate or in kind through the delivery of Class 2 Negotiable Obligations, payable in Pesos at the Applicable Exchange Rate, at a fixed interest rate to be tendered, and maturing in 48 months from the Issue Date and Settlement

As of the date of these financial statements, both classes are pending bidding and issuance.

On July 8, 2022, the amount of $5,070,000,000 was paid to the National State as payment for the redemption of the preferred shares as resolved at the shareholders' meeting on March 10, 2022 (see Note 14).

Beyond the aforementioned, there have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information

General issues about the activity of the Company

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	Without established term	Total

	$
RECEIVABLES
Trade receivables	891,161,605	3,208,565,093	1,927,865,724	42,851,517	500,120	-	-	6,070,944,059
Other receivables	-	162,422,372	24,626,089	24,626,089	24,626,089	7,106,862,898	1,527,372,594	8,870,536,131
	891,161,605	3,370,987,465	1,952,491,813	67,477,606	25,126,209	7,106,862,898	1,527,372,594	14,941,480,190

DEBTS
Provisions and other charges	-	5,840,340,202	425,129,546	694,767,044	573,369,315	6,792,212,129	1,394,044,387	15,719,862,623
Financial debts	-	7,476,324,915	1,982,209,212	1,510,350,999	1,406,187,229	80,793,100,849	-	93,168,173,204
Deferred tax	-	-	-	-	-	-	14,638,714,782	14,638,714,782
Other financial liabilities	-	84,532,457	82,902,094	81,320,377	79,768,982	103,962,013	-	432,485,923
Accounts payable and other	398,083,716	6,821,526,633	753,230,236	98,267,497	476,183,135	244,183,135	-	8,792,218,403
Specific allocation of income to be paid E.N.A.	-	1,008,908,403	289,695,651	869,086,953	869,086,954	1,448,478,255	-	4,485,256,216
	398,083,716	21,231,632,610	3,533,166,739	3,252,792,870	3,405,339,666	89,381,936,381	16,032,759,169	137,236,711,151

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information (Contd.)

General issues about the activity of the Company (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)

	Thousands of $
In national currency	11,960,911	22,253,786
In foreign currency
American dollars	2,980,569	96,944,295
Euros	-	1,156,048
Total	14,941,480	120,354,129

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information (Contd.)

General issues about the activity of the Company (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes
Cedicor S.A.	21,973,747 Class A ordinary shares and 2,197,375 Class B ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A & Class B	9.35%	9.35%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables

Period	Thousands of pesos
1st Semester	467,025
Without established deadline	796
Total	467,821

Debts:

Period	Thousands of pesos
1st Semester	5,409,459
Without established deadline	4,577,388
Total	9,986,847

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information (Contd.)

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories (contd.):

Receivables with Societies of Art. 33 of Law N ° 19,550

Thousands of
In national currency	$
Without adjustment clauses	467,821
467,821

Debts with Companies of Art. 33 of Law No. 19,550

Thousands of
In national currency	$
Without adjustment clauses	339,459
339,459

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates applied will be indicated.

They do not exist.

Physical inventory of inventories

Frequency and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the period is admissible for inventories.

See Note 2 to the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information (Contd.)

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value

	Thousands of $
Fire and vehicles	374,911,178	179,931,356

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

They do not exist.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information (Contd.)

Provision for Bad debts (contd.)

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See note 14 to the present Financial Statements.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 16 and 17 to the present Financial Statements.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED INDIVIDUAL INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. (hereinafter "the Company"), which comprise the individual statement of financial position as of June 30, 2022, the statements of comprehensive income for the periods of six and three months ended June 30, 2022, changes in equity and cash flows for the six-month period ended June 30, 2022 and selected explanatory notes.

The balances and other information for the year 2021 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the interim condensed separate individual financial statements individuals mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Resolution FACPCE Technique No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries to the Company's personnel responsible for the preparation of the information included in the condensed individual interim financial statements and in performing analytical procedures and other review procedures. The scope of this review is substantially less than that of an audit examination conducted in accordance with international auditing standards, consequently, a review does not allow us to obtain assurance that we will become aware of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the individual financial position, individual comprehensive income and individual cash flows of the Company.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the individual separate condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the International Standard of Accounting 34.

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 SA, that:

a)	the separate individual condensed interim financial statements of Aeropuertos Argentina 2000 SA are pending to be recorded in the book "Inventories and Balance Sheets";

b)	the separate individual condensed interim financial statements of Aeropuertos Argentina 2000 SA arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the book "Inventories and Balance Sheets";

c)	as of June 30, 2022, the debt accrued in favor of the Integrated Argentine Pension System of Aeropuertos Argentina 2000 SA that arises from the accounting records and settlements of the Company amounted to $403.271.282 not being payable as of that date.

Autonomous City of Buenos Aires, August 10, 2022.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. including the individual statement of financial position as of June 30, 2022, the individual statements of comprehensive income for a six-month and a three-month periods ended June 30, 2022, the individual statement of changes in shareholders' equity and cash flows for the six-month period ended June 30, 2022, and the selected explanatory notes.

The Company's Board of Directors is responsible for the preparation and issuance of said financial statements in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated August 10, 2022, who states that it has been issued in accordance with The International Standard of Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor" of the entity, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the Condensed Individual interim financial statements as of June 30, 2022 consider all significant events and circumstances that are known to us, they are pending to be copied in the Inventory and Balance Book, they arise from the accounting records kept in their formal aspects in accordance with legal regulations; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 10th, 2022.

Patricio A. Martin
By Surveillance Committee